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                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of February, 2000


                           Fantom Technologies Inc.
                              (Registrant's name)

                               1110 Hansler Road
                       Welland, Ontario, Canada L3B 5S1
                                (905) 734-7476
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F____  Form 40-F  X
                                                  -----

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes_____   No   X
                                             -----
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Documents Included as Part of this Report

     No.    Document
     ---    --------

     1. Second Quarter Report to Shareholders for the six months ended December 31, 1999.

     2.   Press release dated January 21, 2000.

     3.   Press release dated October 27, 1999.

     4.   Press release dated October 19, 1999.

                                       2
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2000


                                    FANTOM TECHNOLOGIES INC.



                                    By: "Walter J. Palmer"
                                        ------------------
                                         Name:  Walter J. Palmer
                                         Title: Secretary